

By Electronic Mail

September 13, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Stone Ridge Trust
        Issuer CIK: 0001559992
        Issuer File Number: 333-184477 / 811-22761
        Form Type: 8-A12B
        Filing Date: September 13, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated August 14, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Stone Ridge 2048 Longevity Income ETF (LFAE)
- Stone Ridge 2049 Longevity Income ETF (LFAF)
- Stone Ridge 2050 Longevity Income ETF (LFAI)
- Stone Ridge 2051 Longevity Income ETF (LFAJ)
- Stone Ridge 2052 Longevity Income ETF (LFAK)
- Stone Ridge 2053 Longevity Income ETF (LFAL)
- Stone Ridge 2055 Longevity Income ETF (LFAO)
- Stone Ridge 2056 Longevity Income ETF (LFAQ)
- Stone Ridge 2057 Longevity Income ETF (LFAR)
- Stone Ridge 2058 Longevity Income ETF (LFAU)
- Stone Ridge 2060 Longevity Income ETF (LFAW)
- Stone Ridge 2061 Longevity Income ETF (LFAX)
- Stone Ridge 2062 Longevity Income ETF (LFAZ)
- Stone Ridge 2063 Longevity Income ETF (LFBB)
- Stone Ridge 2048 Inflation-Protected Longevity Income ETF (LIAB)
- Stone Ridge 2049 Inflation-Protected Longevity Income ETF(LIAC)
- Stone Ridge 2050 Inflation-Protected Longevity Income ETF (LIAE)
- Stone Ridge 2051 Inflation-Protected Longevity Income ETF (LIAF)
- Stone Ridge 2052 Inflation-Protected Longevity Income ETF (LIAG)
- Stone Ridge 2053 Inflation-Protected Longevity Income ETF (LIAJ)
- Stone Ridge 2055 Inflation-Protected Longevity Income ETF (LIAM)
- Stone Ridge 2056 Inflation-Protected Longevity Income ETF (LIAO)
- Stone Ridge 2057 Inflation-Protected Longevity Income ETF (LIAP)
- Stone Ridge 2058 Inflation-Protected Longevity Income ETF (LIAQ)
- Stone Ridge 2060 Inflation-Protected Longevity Income ETF (LIAU)



- Stone Ridge 2061 Inflation-Protected Longevity Income ETF (LIAV)
- Stone Ridge 2062 Inflation-Protected Longevity Income ETF (LIAW)
- Stone Ridge 2063 Inflation-Protected Longevity Income ETF (LIAX)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications